UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HOOKIPA PHARMA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

43906K100

(CUSIP Number of Class of Securities)

Reinhard Kandera

Chief Financial Officer and Corporate Secretary

HOOKIPA Pharma Inc.

350 Fifth Avenue, 72nd Floor, Suite 7240

New York, NY 10118

+43 1 890 63 60

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC’) on August 10, 2023 (the “Schedule TO”), by HOOKIPA Pharma Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange Eligible Options for New Options pursuant to the Offer to Exchange Eligible Options for New Options, dated August 10, 2023 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4-Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 11:59 p.m., Eastern Time, on Thursday, September 7, 2023. Pursuant to the Exchange Offer, 82 Eligible Participants elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 543,228 shares of the Company’s Common Stock, representing approximately 86.6% of the total shares of Common Stock underlying the Eligible Options. On September 12, 2023, following the expiration of the Exchange Offer on September 7, 2023, the Company granted New Options to purchase 274,485 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2019 Plan. The exercise price for the New Options is $1.00. Each New Option represents the right to purchase a number of shares of the Company’s Common Stock that was calculated using an exchange ratio based on the exercise price of the tendered Eligible Option. The vesting terms of the New Options are described in detail in the Exchange Offer.

Item 12.	Exhibits.

Exhibit Number	Description
107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2023	HOOKIPA PHARMA INC.

	By:	/s/ Reinhard Kandera
Reinhard Kandera
Chief Financial Officer